UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026.

Commission File Number: 001-40099

GOLD ROYALTY CORP.

(Translation of registrant’s name into English)

1188 West Georgia Street, Suite 1830

Vancouver, BC V6E 4A2

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

INCORPORATION BY REFERENCE

EXHIBIT 99.1, INCLUDED WITH THIS REPORT, IS HEREBY INCORPORATED BY REFERENCE AS AN EXHIBIT TO THE REGISTRANT’S REGISTRATION STATEMENTS ON FORM F-3, AS AMENDED AND SUPPLEMENTED (FILE NOS. 333-280817, 333-280507, 333-276305, 333-267633, 333-270682) AND FORM S-8 (FILE NO. 333-267421), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD ROYALTY CORP.

By:	/s/ Andrew Gubbels
Andrew Gubbels
Chief Financial Officer

Date:	April 20, 2026

EXHIBIT INDEX

Exhibit Number	Description

99.1	Report of Voting Results